July 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Attn:	Amanda Kim, Senior Staff Accountant
Stephen Krikorian, Accounting Branch Chief
Matthew Crispino, Staff Attorney
Jan Woo, Legal Branch Chief

Re:	VPC Impact Acquisition Holdings
Correspondence dated June 24, 2021
Correspondence dated June 28, 2021
Registration Statement on Form S-4
File No. 333-254935

Ladies and Gentlemen:

On behalf of our client, VPC Impact Acquisition Holdings, a Cayman Islands exempted company (the “Company”), we are writing to provide the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced registration statement on Form S-4, initially filed on March 31, 2021 (the “Registration Statement”), contained in the Staff’s letter dated July 2, 2021 (the “Comment Letter”). We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (the “Amended Registration Statement”).

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement. In addition, to further assist the Staff in evaluating the Company’s responses to the Staff’s comments, the Company is including below an explanatory note about Bakkt’s bitcoin-related product offerings within Bakkt’s digital asset marketplace (the “Explanatory Note”). The Company has revised its disclosures on pages 268 through 275 and 283 through 288 of the Amended Registration Statement to incorporate the relevant aspects of the Explanatory Note into the filing.

Explanatory Note

Bakkt’s digital asset marketplace includes direct offerings to both institutions and consumers, a graphical overview of which is provided below, and as described in the Amended Registration Statement and this note. The differences in these offerings ultimately result in different accounting treatment, including as to treatment of revenue.

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•

Institutional offerings. Bakkt’s institutional product offerings are comprised of three different products and services: (i) physically-delivered bitcoin futures contracts and options contracts; (ii) standalone custody of bitcoin; and (iii) services related to cash-settled bitcoin futures contracts. Customers of Bakkt’s institutional product offerings are primarily financial institutions and market makers, and for standalone custody services, also certain high net worth individuals. The first two product offerings explained below are supported by Bakkt Trust Company LLC’s (“Bakkt Trust”) custody operations. The cash-settled future contracts are primarily a licensing and data sharing arrangement by Bakkt Holdings, LLC, not involving custody or physical delivery of bitcoin (and, therefore, not involving Bakkt Trust) and are explained in the response to Comment 9 below:

•

Physically-delivered futures contracts and options. The physically-delivered futures contracts and options contracts (collectively, “PDF Contracts”) are offered pursuant to the Digital Currency Trading, Clearing and Warehouse Services Agreement (the “Triparty Agreement”) among Bakkt Trust, ICE Futures U.S., Inc. (“IFUS”) and ICE Clear US, Inc. (“ICUS”). The PDF Contracts are traded on IFUS and cleared on ICUS. Because the PDF Contracts are physically-delivered contracts – meaning that the subject of the contract, bitcoin, is delivered by one party to the other at contract maturity – a custody function is required and is provided by Bakkt Trust. Customers that trade the PDF Contracts have a separate relationship with each of Bakkt Trust (for bitcoin custody), IFUS (for trading) and ICUS (for clearing). With respect to custody, these customers enter into a Warehouse Agreement with Bakkt Trust, which generally

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obligates Bakkt Trust to provide custodial services for PDF Contracts customers. The Warehouse Agreement may be terminated by the customer at any time following the withdrawal of all bitcoin from Bakkt Trust. Under the Triparty Agreement, IFUS and ICUS pay Bakkt the net revenue they earn from these trading and clearing activities, as well as a share of the revenue arising from their licensing of market data arising from the PDF Contracts.

•

Standalone custody. This service is offered by Bakkt Trust to institutions and certain high net worth individuals separately from any trading activity related to the PDF Contracts. These customers enter into a Warehouse Agreement with Bakkt Trust and pay fees to Bakkt Trust for the custody service.

Bakkt does not believe the custody services provided by Bakkt Trust are material to its business (as described in the response to Comment 3 below) or will be a primary revenue source for the Company. The basic structure of the PDF Contract offering and the standalone custody offering is represented graphically below.

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•

Consumer App. In March 2021, Bakkt made generally available to the public its branded consumer application (“app”), which allows its consumers to buy, sell and store bitcoin, among other digital assets such as loyalty points and gift cards. The bitcoin-related functionality within the app is accomplished entirely within Bakkt’s ecosystem. Consumers cannot deposit bitcoin from an external wallet or trade with any third party; rather, they must purchase bitcoin directly from Bakkt Marketplace, LLC (“Bakkt Marketplace”) at a market price computed by Bakkt. In turn, that bitcoin is procured by Bakkt Marketplace through external relationships with trading counterparties. Similarly, when consumers sell bitcoin, they must sell it to Bakkt Marketplace at the prevailing market price. These consumer buy/sell transactions are accomplished entirely within Bakkt’s ecosystem, via ledger entry within accounts at Bakkt Trust. The app is separate from, and the buy/sell activity on Bakkt Marketplace does not provide consumers with access to, Bakkt’s institutionally-focused offerings described above. The current level of activity on the app is immaterial (as described in the response to Comment 1 below), and typical buy/sell transactions on the app involve only small fractions of bitcoin.

The structure of the bitcoin-related features of the app is represented graphically below.

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Response Letter dated June 24, 2021

Projected Financial Information, page 160

1.

We note your response to prior comment no. 2 from our June 17, 2021. We note that you state “sales of cryptocurrency relate to transactions executed on Bakkt’s consumer app within Bakkt Marketplace, which activities are currently immaterial”. You further disclose that “The revenue activity relates to the launch of Bakkt’s consumer app, which became broadly available in March 2021”. Tell us how much Cryptocurrency revenue was recognized in the first quarter and the amount you expect to be recognized in the second quarter. Tell us whether this revenue is material to your revenues in these periods. That is, tell us how you determined that this revenue is immaterial.

Response:

The Company respectfully advises the Staff that Bakkt considered the materiality of the app revenue stream in relation to Bakkt’s consolidated revenues. For the reasons discussed below, the Company has concluded that further disclosure of the app revenue stream is not necessary at this time, as it is presently immaterial to Bakkt from a qualitative and quantitative perspective. As this revenue stream grows, Bakkt will disclose appropriate detail regarding such revenues.

From a quantitative perspective, Bakkt recognized $169,000 of revenue from its app in the first quarter of 2021, and expects to recognize approximately $190,000 of revenue in the second quarter of 2021 from the app. Actual and expected revenues from first quarter and second quarter of 2021 represented approximately 2.1% and 2.2% respectively, of consolidated net revenues, which were $8.1 million and $8.5 million, respectively.

In addition, if Bakkt were to compare the $169,000 of app revenue within first quarter of 2021 to the first quarter net loss of $28.8 million, this would result in a percentage of only 0.6% of net loss. Total revenues from the app were only $56,000 in 2020, which also is immaterial given the total consolidated net revenues, which were $28.5 million and net loss of $79.6 million.

From a qualitative perspective, Bakkt considered the fact that during the periods covered by its historical financial statements, the app was in a development stage. Beginning in November of 2020 and through March 2021, the app was in beta version, available only to a select number of test users in order to test the functionality and minimize expected disruption upon widespread release. While the app is now generally available, and Bakkt expects it to be a significant growth driver as described in response to Comment 2 below, during the annual and interim periods presented in the Amended Registration Statement it did not represent a significant portion of revenues. Further, Bakkt expects that the increased growth of app revenue will depend in part upon increased sales and marketing support for partner outreach and marketing efforts, which will expand after the closing of the Business Combination.

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General

2.

In response to prior comment 2, you state that the revenue projections attributable to Crypto Trades were based, among other things, on estimates of active and transacting user base, transaction volume and the price of cryptocurrency. Please disclose the estimates for each measure that you relied on and the material assumptions and limitations underlying those estimates. In addition, explain in more detail how revenue activity relating to the launch of Bakkt’s consumer app, which became widely available in March 2021, was taken into account. We note that the projections were prepared on January 10, 2021.

Response:

The Company respectfully advises the Staff that, in preparing the projections disclosed in the Amended Registration Statement, Bakkt expected the app to become a significant growth driver of its business and that the increased growth of the app revenue would largely result from the revenues it would receive following Bakkt’s deployment of the cash from the Business Combination and the PIPE investment to fund sales and marketing efforts for outreach to enterprise partners (e.g., retailers, merchants, and financial institutions). As such, while the revenue activity relating to the launch of Bakkt’s app, which became widely available in March 2021, was relevant at the time Bakkt’s management prepared the financial projections, it was not a primary driver in how Bakkt’s management arrived at the projected revenues attributable to Crypto Trade (i.e., gross revenue from sales of cryptocurrency in which Bakkt acts as the principal in transactions with its third-party trading relationships and consumers using its app). Further, Bakkt’s projected Crypto Trade revenue assumed, among other factors, an increasing number of active users, with the largest increase for each category occurring between 2021 and 2022 following the initial engagement and integration of enterprise partners on the Bakkt platform, and maintaining a certain level of monthly crypto purchases and crypto sales within the app. The Company has revised its disclosures on pages 161 and 162 of the Amended Registration Statement to reflect a discussion related to these assumptions.

The Company respectfully advises the Staff that the specific inputs to the revenue projections attributable to Crypto Trades were not provided to the board of directors of the Company, nor to the PIPE investors, as reflected in the investor presentation filed by the Company as Exhibit 99.2 to its Current Report on Form 8-K on January 11, 2021 in connection with the announcement of the Business Combination. As a result, the Company does not believe the additional disclosure of the specific inputs to these assumptions would be material to the understanding of the projected financial information, as these ancillary data points individually were not material to the valuation of the Business Combination and they represented only a limited set of data among a large number of components taken in consideration for purposes of arriving at the projected financial information. Furthermore, the nature of such information is not only private and confidential but also commercially sensitive, and disclosure would result in competitive harm for the Company and Bakkt.

Response Letter dated June 28, 2021

Bakkt Holdings, LLC, page 1

3.

Please reconcile for us your disclosure that your performance obligation for customer contracts for custody services is a stand ready obligation that is recognized quarterly over the related contract term with your assertion in response 2 that contract duration is a single

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day. Please also revise your revenue recognition description for custody services to conform to the representations and acknowledgement included in response 2 and the requirements in ASC 606-10-50-1b and ASC 606-10-50-12. For example, revise the disclosure to describe:

•	the duration of the contract (that is, the contractual period) in which the parties to the contract have present enforceable rights and obligations. See e.g., ASC 606-10-25-4.

•

whether the customer has a present contractual right to choose the amount of additional distinct services that it purchases, and if so whether such options represent material rights, including the reason why or why not, and how you account for the options. See e.g., ASC 606-10-55-42.

•	the significant payment terms for the contract, which you assert has a duration of one day. For example, your disclosure references a fixed monthly fee invoiced quarterly while your response references a fixed annual fee. See e.g., ASC 606-10-50-12.

Response:

The Company respectfully advises the Staff that Bakkt proposes to modify its disclosure for the custody revenue stream as set forth on page 305 and Note 2 – Summary of Significant Accounting Policies of Bakkt’s Consolidated Financial Statements on page F-60 of the Amended Registration Statement to more explicitly include disclosures for the referenced paragraphs above from ASC 606. As a reference, custody revenues for fiscal year 2020 and first quarter 2021 were $304,000 and $112,000, respectively, which are 1.1% and 1.4% of consolidated net revenues in such periods, respectively. More specifically, the Company respectfully advises the Staff as follows in responses to the specific bulleted items noted in the Staff’s comment.

•	Contract Term

Bakkt’s custody contracts (the Warehouse Agreements described in the Explanatory Note above) include a clause that allows a customer to cancel, or terminate for convenience, the contract at any time without prior notice so long as it removes all bitcoin from Bakkt’s custody (which can generally be accomplished in one business day or less). Bakkt also can terminate the contract for convenience, without a penalty, but must provide 30 days’ notice to the customer. Bakkt believes that because its customers can terminate at any time, without penalty, a contract has legally enforceable rights and obligations only for performance completed to date when taking into account the guidance in ASC 606-10-25-3 (as identified below). This is also consistent with the conclusions reached by the FASB Transition Research Group as documented in Memo No. 10, Contract enforceability and termination clauses.

…An entity shall apply the guidance in this Topic to the duration of the contract (that is, the contractual period) in which the parties to the contract have present enforceable rights and obligations...

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Further, the contract is not wholly unperformed under ASC 606-10-25-4 (as identified below) once services begin:

For the purpose of applying the guidance in this Topic, a contract does not exist if each party to the contract has the unilateral enforceable right to terminate a wholly unperformed contract without compensating the other party (or parties). A contract is wholly unperformed if both of the following criteria are met: ASU 2014-09, paragraph 5

a. The entity has not yet transferred any promised goods or services to the customer. ASU 2014-09, paragraph 5

b. The entity has not yet received, and is not yet entitled to receive, any consideration in exchange for promised goods or services

Consequently, as it may take Bakkt’s customer a small amount of time to logistically remove bitcoin from its custody prior to giving notice, Bakkt treats its contracts as lasting one day.

•	Material Right Evaluation

Because Bakkt determined its accounting contract term to be one day, Bakkt ostensibly provides for 364 one-day renewal periods at the same price charged as the first day of the contract. In evaluating whether this represents a material right according to ASC 606-10-55-42, Bakkt considered the fact that there is no incremental discount to the customer within the contract directly. More significantly, however, Bakkt does not provide a discount relative to its other customers as it prices its custodial services consistently across its institutional customers. This puts Bakkt in line with the guidance on ASC 606-10 -55-42, which states in part (emphasis added):

…If, in a contract, an entity grants a customer the option to acquire additional goods or services, that option gives rise to a performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into that contract (for example, a discount that is incremental to the range of discounts typically given for those goods or services to that class of customer in that geographical area or market)…

Accordingly, Bakkt does not believe a material right exists as a result of the accounting conclusion that a contract is one day.

•	Disclosure requirements of ASC 606-10-50-12

ASC 606-10-50-12 provides as follows:

An entity shall disclose information about its performance obligations in contracts with customers, including a description of all of the following: ASU 2014-09, paragraph 5

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a. When the entity typically satisfies its performance obligations (for example, upon shipment, upon delivery, as services are rendered, or upon completion of service) including when performance obligations are satisfied in a bill-and-hold arrangement ASU 2014-09, paragraph 5

As Bakkt’s performance obligation for its warehouse agreements represents a stand-ready obligation to provide its custodial services over time when requested by customers, the Company has disclosed on page 305 and in Note 2 – Summary of Significant Accounting Policies of Bakkt’s Consolidated Financial Statements on page F-60 of the Amended Registration Statement that the revenue is recognized over time as the services are performed in an equal amount each day.

b. The significant payment terms (for example, when payment typically is due, whether the contract has a significant financing component, whether the consideration amount is variable, and whether the estimate of variable consideration is typically constrained in accordance with paragraphs 606-10-32-11 through 32-13) ASU 2014-09, paragraph 5

With respect to ASC 606-10-50-12 (a) and (b), above, distinct from the accounting contract term of one day, Bakkt bills for its custody services based upon a fixed amount one quarter in arrears. Bakkt does not intend to provide its customers with financing; rather this invoicing timeline is a commercial term to ensure that customers maintain bitcoin in custody for the full period, and Bakkt then invoices them for that quarterly period. As a result, Bakkt may have an immaterial contract asset if the quarterly billing period crosses a financial reporting quarter or year-end. Overall, Bakkt always has a legally enforceable right to bill for the services performed in the prior quarter consistent with the requirement described in paragraph 55-12:

…in assessing whether it has a right to payment for performance completed to date, an entity should consider whether it would have an enforceable right to demand or retain payment for performance completed to date if the contract were to be terminated before completion for reasons other than the entity’s failure to perform as promised…

The Company has disclosed these terms on page 305 and in Note 2 – Summary of Significant Accounting Policies of Bakkt’s Consolidated Financial Statements on page F-60 of the Amended Registration Statement.

c. The nature of the goods or services that the entity has promised to transfer, highlighting any performance obligations to arrange for another party to transfer goods or services (that is, if the entity is acting as an agent) ASU 2014-09, paragraph 5

With respect to ASC 606-10-50-12 (c), Bakkt’s performance obligation represents a series of time increments and a stand-ready obligation to provide custody services for digital assets when requested. Bakkt charges the customer a fixed monthly fee to custody assets when and if transferred to Bakkt from institutional customers and certain high net worth individuals. There is no maximum amount of bitcoin that customers can custody, in part because the custodial services are digital in nature which allows for substantial storage ability.

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The Company has disclosed these terms on page 305 and in Note 2 – Summary of Significant Accounting Policies of Bakkt’s Consolidated Financial Statements on page F-60 of the Amended Registration Statement.

d. Obligations for returns, refunds, and other similar obligations ASU 2014-09, paragraph 5

With respect to ASC 606-10-50-12 (d), Bakkt does not have obligations for refund because it provides a service over time. Bakkt does not have a service level agreement or other obligation that could be construed to be a refund obligation.

e. Types of warranties and related obligations. ASU 2014-09, paragraph 5

With respect to ASC 606 606-10-50-12 (e), Bakkt does not have warranties as part of its custody services contract and as such there is no warranty or related obligation to disclose.

As such, the Company describes below how Bakkt evaluated these disclosure requirements.

•	Disclosure requirements of ASC 606-10-50-1(b)

The disclosure requirements of ASC 606-10-50-1(b) specifically reference to paragraphs 606-10-50-17 through 606-10-50-21, as provided below:

50-17

An entity shall disclose the judgments, and changes in the judgments, made in applying the guidance in this Topic that significantly affect the determination of the amount and timing of revenue from contracts with customers. In particular, an entity shall explain the judgments, and changes in the judgments, used in determining both of the following: ASU 2014-09, paragraph 5

a. The timing of satisfaction of performance obligations (see paragraphs 606-10-50-18 through 50-19) ASU 2014-09, paragraph 5

b. The transaction price and the amounts allocated to performance obligations (see paragraph 606-10-50-20). ASU 2014-09, paragraph 5

50-18

For performance obligations that an entity satisfies over time, an entity shall disclose both of the following: ASU 2014-09, paragraph 5

a. The methods used to recognize revenue (for example, a description of the output methods or input methods used and how those methods are applied) ASU 2014-09, paragraph 5

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The Company has disclosed on page 305 and in Note 2 – Summary of Significant Accounting Policies of Bakkt’s Consolidated Financial Statements on page F-60 of the Amended Registration Statement that Bakkt’s method for recognition is over time based upon number of days.

b. An explanation of why the methods used provide a faithful depiction of the transfer of goods or services. ASU 2014-09, paragraph 5

The Company has disclosed on page 305 and in Note 2 – Summary of Significant Accounting Policies of Bakkt’s Consolidated Financial Statements on page F-60 of the Amended Registration Statement that Bakkt transfers the services each day through the contract and its renewal periods.

50-19

For performance obligations satisfied at a point in time, an entity shall disclose the significant judgments made in evaluating when a customer obtains control of promised goods or services. ASU 2014-09, paragraph 5

As Bakkt’s performance obligations are not satisfied at a point in time, this paragraph is not applicable.

50-20

An entity shall disclose information about the methods, inputs, and assumptions used for all of the following: ASU 2014-09, paragraph 5

a. Determining the transaction price, which includes, but is not limited to, estimating variable consideration, adjusting the consideration for the effects of the time value of money, and measuring noncash consideration ASU 2014-09, paragraph 5

Bakkt’s transaction price is generally a fixed annual fee and is disclosed on page 305 and in Note 2 – Summary of Significant Accounting Policies of Bakkt’s Consolidated Financial Statements on page F-60 of the Amended Registration Statement.

b. Assessing whether an estimate of variable consideration is constrained ASU 2014-09, paragraph 5

Bakkt has the right to charge certain fees upon withdrawal of bitcoin from custody. However, because Bakkt’s contracts are day-to-day, the stated withdrawal fee represents future pricing and Bakkt prices its withdrawal fees consistent amongst its institutional customers such that a material right does not exist. Thus, while this fee is transactional in nature, it is recognized in the period (day) in which the transaction (withdrawal) occurs in accordance with ASC 606-10-32-40.

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c. Allocating the transaction price, including estimating standalone selling prices of promised goods or services and allocating discounts and variable consideration to a specific part of the contract (if applicable) ASU 2014-09, paragraph 5

Bakkt’s performance obligation is a stand-ready obligation to provide for a series of activities as requested by the customer in an equal amount each time period, Bakkt recognizes revenue equally each day, as disclosed on page 305 and in Note 2 – Summary of Significant Accounting Policies of Bakkt’s Consolidated Financial Statements on page F-60 of the Amended Registration Statement.

d. Measuring obligations for returns, refunds, and other similar obligations. ASU 2014-09, paragraph 5

Bakkt does not have such obligations and accordingly, no such obligations are disclosed in the Amended Registration Statement.

50-21

An entity except for a public business entity, a not-for-profit entity that has issued, or is a conduit bond obligor for, securities that are traded, listed, or quoted on an exchange or an over-the-counter market, or an employee benefit plan that files or furnishes financial statements with or to the SEC, may elect not to provide any or all of the following disclosures…

As Bakkt will be publicly traded upon closing of the transaction, Bakkt has not taken the practical expedients described in paragraph 50-21.

4.

We note response 2 is limited to the contracts you enter with institutional custody customers, but that your disclosure suggests you provide custody services to high net worth individuals, consumers and enterprises. See e.g., the description of Digital Asset Marketplace on page 270. Please consider the need to further revise your revenue recognition description for custody services to encompass these customers.

Response:

As described in the Explanatory Note, above, Bakkt’s custody service has two customer bases: (i) customers trading the PDF Contracts; and (ii) customers who do not trade the PDF Contracts, but nevertheless desire secure, standalone custody of their bitcoin. With respect to the second category, these customers are primarily institutions, though some high net worth individuals also are customers of this service. Bakkt generally markets this service as “institutional custody” because it believes that its custody is institutional-grade, especially with respect to its security features and regulatory status. As explained in the Explanatory Note above, Bakkt’s custody service also supports bitcoin-related aspects of the app.

Bakkt’s custody solution does not provide services directly to “non-institutional” consumers and enterprises (i.e., retailers, merchants, and financial institutions). Rather, as described in the Explanatory

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Note and on page 269 of the Amended Registration Statement, Bakkt’s custody operation supports Bakkt’s offerings to consumers and enterprises. In this way, the custody service allows consumers to buy and sell bitcoin, store bitcoin securely, and to convert it into other supported digital assets, including loyalty and reward points of participating enterprises. As noted in the Explanatory Note above, consumers cannot deposit bitcoin from an external wallet or trade with any third party, and instead trade with Bakkt’s “house” account. We have revised disclosure of the revenue recognition policy related to trading and clearing and to custody in the Amended Registration Statement on pages 304 and 305 and in Note 2 – Summary of Significant Accounting Policies of Bakkt’s Consolidated Financial Statements on pages F-59 and F-60 of the Amended Registration Statement to clarify the customers involved in these services.

5.

Please provide a more fulsome accounting analysis in support of your conclusion that you are not the principal in trade and clearing services. Include in your analysis, but do not limit it to, the following:

•

A description of how a cryptocurrency buy or sell order is entered into and then fulfilled through your app, including an understanding of how cryptocurrency and cash transfer between the involved parties.

•	The considerations, in addition to a regulatory license, and analysis included in your evaluation of ASC 606-10-55-36Ab.

•	The consideration you gave to each of the indicators in ASC 606-10-55-39, including the relevant facts and circumstances and how you evaluated them.

•	The relevant terms and conditions under your contract with IFUS and ICUS that help inform your conclusion.

•	Your evaluation of the terms of service, including, but not limited to, for example within the Supplemental Terms – Cryptocurrency Purchase and Sale Terms of Services:

•

Section 6 Role of Bakkt, which states in part, “In buying or selling Cryptocurrencies, Bakkt will act as your counterparty, meaning it will act as seller when you buy Cryptocurrency, and it will act as buyer when you sell Cryptocurrency. Bakkt will not be your agent or broker.”

•	Section 7 Cryptocurrency Holdings, which states in part, “Following your purchase of Cryptocurrency from Bakkt, all rights in the Cryptocurrency pass to you from Bakkt,…”

•

Section 5 Exchange Rates, which states in part, “Bakkt will determine the exchange rates for Cryptocurrencies in its sole discretion,” “In establishing exchange rates, Bakkt is not required to act in your best interest, and Bakkt has no obligation to seek or provide the best available price at any given time,” and “[T]he exchange rates offered to you may also include a markup, spread or other fee charged by Bakkt as compensation with respect to the transaction.”

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•

Section 1 Buying Cryptocurrency – “You may purchase cryptocurrency from Bakkt at the exchange rate provided by Bakkt at the time of sale. You may not transfer Cryptocurrencies from any external source into your Wallet.”

•	Section 3 Sending Cryptocurrency – “You may not transfer Cryptocurrencies to any external wallets or sources.”

Response:

Please refer to the Explanatory Note above for more information. Trading and clearing services for the PDF Contracts are provided directly to PDF Contracts customers by IFUS and ICUS in accordance with the Triparty Agreement.

The “cryptocurrency buy and sell” activity is conducted within the app and is not associated with the trading and clearing services provided by IFUS and ICUS in connection with PDF Contracts. As described in the response to Comment 1 above, this activity is currently immaterial, and, considering the complexity of this activity, the Company plans to engage with the Staff to pre-clear its accounting policy with the SEC prior to such revenue reaching a level of materiality.

Pursuant to the Triparty Agreement, IFUS, ICUS and Bakkt Trust have agreed to provide the three primary functions needed to supply PDF Contracts to customers – trade execution (by IFUS), clearing (by ICUS), and custody (by Bakkt Trust). Through the Triparty Agreement, IFUS and ICUS agreed to make their trading and clearing services available to PDF Contracts customers so that, collectively, the parties could offer PDF Contracts in an end-to-end regulated environment. IFUS and ICUS perform these services as agreed upon with Bakkt Trust (and in consideration of their regulatory obligations as a DCM and DCO, respectively, under the Commodities Exchange Act, as further described in the response to Comment 6 below).

Bakkt Trust concluded that it is an agent with respect to the trading and clearing services and a principal with respect to the custody service pursuant to ASC 606. Specifically, with respect to the trading and clearing services, Bakkt Trust evaluated whether it controls the trading and clearing services pursuant to ASC 606-10-55-37A.b, which states that an entity that is a principal obtains control of “[a] right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.” Bakkt Trust has not obtained a right to the services from IFUS or ICUS that it can transfer to the PDF Contract customers or ability to direct IFUS or ICUS to provide the services to PDF Contract customers. Bakkt Trust has not obtained the right or ability to direct IFUS and ICUS to provide trading and clearing services to PDF Contracts customers, because it does not hold the required regulatory licenses to conduct execution or clearing of PDF Contracts, which regulatory licenses are held by IFUS and ICUS, respectively. Further, Bakkt’s PDF Contract customers enter into agreements separately with each of IFUS, ICUS and Bakkt Trust for trading, clearing and custody related services, respectively, with respect to the PDF Contracts and none of these agreements contain cross-provisions. As described in the Explanatory Note above and in the following discussion, Bakkt Trust is a party to the Triparty Agreement with IFUS and ICUS, with each party agreeing to provide its services to

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the PDF Contracts customer. It is not a distribution agreement for Bakkt Trust to sell trading and clearing services directly to customers. As part of the assessment, Bakkt Trust considered the fact that pursuant to the Triparty Agreement, IFUS and ICUS have agreed to not offer trading and clearing services for digital currency contracts for any other custodians. However, Bakkt Trust does not believe that this fact alone would suggest that it controls the trading and clearing services. Therefore, Bakkt concluded it does not control the trading and clearing services provided by IFUS and ICUS.

Even though Bakkt concluded it does not control the trading and clearing services, Bakkt evaluated the indicators in ASC 606-10-55-39 as follows:

1.	Responsibility for fulfilling the promise to provide goods/services

Bakkt Trust is not responsible for fulfilling the trading and clearing services. Under the Triparty Agreement, Bakkt Trust is responsible for proposing new digital cryptocurrency contracts, including the types of cryptocurrency, pricing and product size. The terms of new products are subject to acceptance by IFUS and ICUS with consideration to the expenses, additional risks and overall regulatory requirements.

Notwithstanding these facts, the Triparty Agreement states that the IFUS Services and ICUS Services will be governed by and subject to the rules of IFUS and ICUS. IFUS and ICUS are regulated by the CFTC based on their regulatory status as a designated contract market (“DCM”) and a derivatives clearing organization (“DCO”), respectively. The Triparty Agreement also requires that Bakkt Trust must provide its services under the supervision of IFUS and ICUS (e.g., Bakkt Trust debits and credits customer warehouse accounts according to instructions it receives from ICUS upon contract maturity). Most importantly, pursuant to the regulations to which IFUS and ICUS are subject to in providing trading and clearing services for futures contracts, customers transacting in PDF Contracts must enter into those contracts directly with IFUS and ICUS for trading and clearing services under their established rules. These factors suggest that IFUS and ICUS, and not Bakkt Trust, are the primarily responsible parties.

2.	Inventory risk

This indicator is not applicable for evaluation, as there is no physical good for which to assume inventory risk. Further, although inventory risk could be present when an entity commits to pay for a service before a customer is identified, this is not the fact pattern under the Triparty Agreement. Additionally, Bakkt Trust is not exposed to counterparty risk or price risk of the bitcoin underlying the PDF Contracts.

3.	Establishing price

The Triparty Agreement states that “The Parties will consult with each other as to such fees and charges, and IFUS and ICUS agree not to implement or change any such fees or changes without the prior written consent of Bakkt.” Bakkt Trust cannot unilaterally change the price of the trading and clearing services. These factors suggest Bakkt is not the primarily responsible party for establishing price.

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July 9, 2021

Based on the evaluation of the indicators above, Bakkt concluded that Bakkt Trust does not control the trading or clearing services provided by IFUS and ICUS. Bakkt Trust is not the party primarily responsible for providing trading and clearing services for PDF Contracts, does not take inventory risk and is not solely responsible for setting the prices. Therefore, Bakkt Trust is considered to be the agent for the trading and clearing services.

The Company has revised its disclosures on pages 304 and 305 and in Note 2 – Summary of Significant Accounting Policies of Bakkt’s Consolidated Financial Statements on pages F-59 and F-60 of the Amended Registration Statement.

6.	Please revise your revenue recognition description for trade and clearing to address the following:

•	Clarify who your customers are. To the extent your customers are related parties, please also revise your financial statements to comply with Rule 4-08(k) of Regulation SX.

•

More clearly articulate the specific nature of your performance obligation for each customer. For example, it does not appear that either “trade execution/clearing novation” or “risk management of open interest” are described in your filing. Please ensure the description is sufficiently clear to understand why they are satisfied “almost simultaneously when the trade is executed (by IFUS) and cleared (by ICUS).”

•

Provide the disclosures required by ASC 606-10-50-1b and 50-12. For example, clarify the significant payment terms for each performance obligation, including a more fulsome description of the nature and terms of “rebates” and “liquidity payments,” whether they are only provided to related parties, and how the nature and terms relate to your statement that you “measure and resolve these rebates within the same reporting period.” Disclose the amount of revenue earned from trading and clearing as well as the other revenue streams.

Response:

The Company advises the Staff of the following:

A.	Customers

Bakkt Trust’s customers for trading and clearing are (1) PDF Contracts customers, for whom Bakkt Trust provides custody services, and (2) IFUS and ICUS, which are related parties. Bakkt Trust introduces prospective PDF Contracts customers to IFUS and ICUS for trading and clearing. Bakkt Trust’s PDF Contracts customers are generally institutions and market makers, and the services Bakkt Trust provides with respect to PDF Contracts do not vary based upon customer type.

United States Securities and Exchange Commission

July 9, 2021

B.	Performance Obligations

Bakkt Trust’s performance obligation is to provide custody services to PDF Contracts customers and to introduce prospective PDF Contracts customers to IFUS and ICUS for trade execution and clearing services. The specified services to be provided by IFUS and ICUS consist of trade execution/clearing novation and risk management of open interest, and are generally satisfied almost simultaneously when the trade is executed by IFUS, acting as a DCM, under the Commodities Exchange Act (“CEA”) and cleared by ICUS, acting as a DCO under the CEA, at which point Bakkt Trust recognizes revenue for being the agent for IFUS and ICUS for their trading and clearing services. Bakkt Trust’s performance obligation in operating as an agent is to introduce PDF Contracts customers to IFUS and ICUS for trade execution and clearing services, respectively. Bakkt Trust does not charge a separate custody fee for PDF Contract customers and does not allocate any transaction price to the custody performance obligation, because the contracts are day-to-day contracts. In addition, allocating consideration to custody of PDF Contracts would be immaterial because in Bakkt Trust’s historical experience, fewer than less than 1% of PDF Contracts go to contract maturity where physical delivery would be required, thus obviating the need for custody services.

C.	ASC 606-10-50

Customers trading PDF Contracts pay a transaction fee for trade execution and clearing which is collected by ICUS. Per the terms of the Triparty Agreement, IFUS and ICUS pass all trading and clearing transaction fees to Bakkt Trust, net of rebates and liquidity payments. In order to attract customers and increase volumes and market liquidity, IFUS offers rebates and liquidity payments to PDF Contracts customers. Such rebates and liquidity payments reduce the trade execution and clearing fees paid to Bakkt Trust. The rebates and liquidity payments are paid to PDF Contracts customers, none of which are related parties, based on the level of trading activity in a particular month, and therefore Bakkt Trust is able to measure and resolve the rebates/liquidity payments within the same reporting period.

As further explained in response to Comment 7 below, the transaction revenues earned by Bakkt Trust as a result of the Triparty Agreement are shown net of expenses incurred by IFUS and ICUS in providing the trading and clearing services.

The Company has revised its disclosures on pages 304 and 305 and in Note 2 – Summary of Significant Accounting Policies of Bakkt’s Consolidated Financial Statements on pages F-59 and F-60 of the Amended Registration Statement.

7.

Please describe for us, and consider the need for further revised disclosure related to, the significant payment terms included in your contracts with your customers for trade and clearing and what the transaction price is for each type of contract. For example, your revenue recognition description for trade and clearing services refers to both Note 7 as well as to applicable commission rates, but it is unclear how or whether they relate to each other. Further, it is unclear whether the Note 7 reference to payment to you of all trading and clearing revenues of ICUS and IFUS relates to the promised services you provide and how

United States Securities and Exchange Commission

July 9, 2021

the expenses incurred by IFUS and ICUS related to their exchange and clearing services, which you record net of revenue, relate to the significant payment terms of and transaction price for the promised services you provide. Please provide us with a representative example of the flow of the payments upon execution of the trade and clearing services. The example should illustrate how your net revenue amount is determined while showing the various components or payments that occur.

Response:

The Company respectfully advises the Staff that, as described in Comment 6 above, customers trading PDF Contracts pay a transaction fee for trade execution and clearing, which is collected by ICUS. Subsequently, per the terms of the Triparty Agreement, IFUS and ICUS pass all trading and clearing fees, net of the rebates and liquidity payments described below, to Bakkt Trust. In order to attract customers and increase volumes and market liquidity, IFUS offers rebates and liquidity payments to PDF Contracts customers. Such rebates and liquidity payments reduce the trade execution and clearing fees paid to Bakkt Trust. The rebates and liquidity payments are paid to PDF Contracts customers based on the level of trading activity in a particular month.

As noted in the response to Comment 5, Bakkt is considered to be the agent for the trading and clearing services, therefore the expenses incurred by IFUS and ICUS related to their trading and clearing services are recorded net of revenue. The services IFUS and ICUS provides to Bakkt Trust are in accordance with the Triparty Agreement and involve the transfer of services over time. Bakkt Trust recognizes the trading and clearing covered by a related party as an expense (contra-revenue) with a corresponding increase to equity to reflect a capital contribution related to the services as they are performed.

Note 7 – Related Parties to Bakkt’s Consolidated Financial Statements and Unaudited Consolidated Financial Statements regarding transactions with related parties includes a description of the Triparty Agreement and related arrangement between Bakkt Trust, IFUS and ICUS because IFUS and ICUS, as wholly owned subsidiaries of ICE, are considered related parties. Further, the Company has revised its disclosures on pages 304 and 305 and in Note 2 – Summary of Significant Accounting Policies of Bakkt’s Consolidated Financial Statements on pages F-59 and F-60 of the Amended Registration Statement.

8.

In your May 25, 2021 response to prior comment no.8 you indicated that “Customers may withdraw its bitcoin from Bakkt Trust’s services through an external transfer at any time and for any reason.” Please address the following in the context of the accounting analysis previously summarized as to whether:

•	Reconcile for us this statement with Sections 1 and 3 of the Supplemental Terms – Cryptocurrency Purchase and Sale Terms of Services.

•

If prohibitions on external transfer exist, clarify for us how that prohibition when combined with the other rights retained by the company, such as, but not limited to, those in Section 5 of the Supplemental that specify that the Company is not required to act in its customers best interest, impacts the accounting analysis described in your May 25, 2021 response.

United States Securities and Exchange Commission

July 9, 2021

•	Clarify whether customer cryptocurrencies are held in one or more omnibus wallets controlled by the Company and whether such wallets at any time hold Company cryptocurrencies.

•

Clarify the nature of the Company’s rights described in Section 7.3 of the general terms of service, which state in part that “Bakkt may add or remove any Digital Asset class from the Services at any time and for any reason and will seek to provide you with advance notice of the addition or removal of any Digital Assets, unless such notice is prohibited by law, governmental authority or other legal process.”

•	Clarify whether the customers to which the terms of service apply are parties to the Digital Asset Warehouse Agreement described in your prior response.

Response:

The Company respectfully advises the Staff that its response to Comment 8 contained in the Staff’s letter dated April 19, 2021 was related to the standalone custody services provided by Bakkt Trust in accordance with the Warehouse Agreement. In contrast, the Supplemental Terms – Cryptocurrency Purchase and Sale Terms of Services to which the Staff refers above are related to the Bakkt app and are not related to standalone custody services. Therefore, such terms were not considered in the off-balance sheet analysis related to custody services, as described in response to Comment 8 above. Please refer to the Explanatory Note above for more information. As noted above, Bakkt’s cryptocurrency activity conducted within the app was launched at the end of March 2021 and is currently immaterial (as described in the response to Comment 1 above). Considering the complexity of the app bitcoin buy/sell activity, Bakkt plans to pre-clear its accounting policy, including the on- or off-balance sheet treatment of cryptocurrency purchased by app customers, with the SEC.

As it relates to Bakkt Trust’s standalone custody services, in accordance with the Warehouse Agreement, customers may withdraw their bitcoin from Bakkt Trust at any time and for any reason. Customer bitcoin is commingled in a series of warm and cold wallets to provide security; Bakkt Trust utilizes an accounting warehouse ledger to track ownership and legal segregation of such bitcoin. Bakkt Trust maintains a de minimis amount of bitcoin in custody, which is primarily to cover the cost of transfer fees that must be paid in connection with withdrawals and transfers between Bakkt’s warm and cold wallets due to the structure of the bitcoin blockchain. This bitcoin is commingled with customer bitcoin in the same wallet infrastructure previously described and is tracked via the warehouse accounting ledger for segregation.

United States Securities and Exchange Commission

July 9, 2021

9.

We note your disclosure that Bakkt offers a monthly bitcoin futures contract (your page 273). Bakkt also offers bitcoin options based on this futures contract and a cash-settled Bitcoin futures contract traded on ICE Singapore. Please describe the company’s role in issuing the monthly bitcoin futures contract. Provide your analysis of how you account for these transactions and indicate whether you are the principal. Cite the accounting literature that supports your accounting.

Response:

The Company respectfully advises the Staff that Bakkt’s cash-settled bitcoin futures contracts are offered in Singapore pursuant to a Digital Asset Trading, Clearing and Licensing Agreement (the “Singapore Triparty Agreement”) among Bakkt Holdings, LLC, ICE Futures Singapore Pte. Ltd. (“IFS”) and ICE Clear Singapore Pte. Ltd. (“ICS”).

Similar to the PDF Contracts offered in the US, the cash-settled futures are traded on IFS and cleared on ICS. Unlike the PDF Contracts, however, these futures contracts are settled in cash rather than bitcoin – and because no bitcoin is physically delivered at contract maturity, there is no need for physical custody of bitcoin (hence, Bakkt Trust is not a party). As such, Bakkt’s role in this offering involves (i) licensing its name and marks to IFS and ICS for purposes of marketing the futures contracts, and (ii) making available to IFS and ICS the market price data of its PDF Contracts, on which the market price of the cash-settled futures contracts is based. In return, IFS and ICS pay Bakkt 35% of the net revenue earned by them from the cash-settled futures contracts.

Unlike the PDF Contracts, Bakkt is not a party to contracts with customers that trade the cash-settled futures; also, to date, the cash-settled contracts have resulted in no net revenue payable to Bakkt (as disclosed on page 266 of the Amended Registration Statement). The Company has revised the disclosure in Note 7 – Related Parties to Bakkt’s Consolidated Financial Statements and Unaudited Consolidated Financial Statements on pages F-74, F-75 and F-104 of the Amended Registration Statement to include similar disclosure.

* * *

United States Securities and Exchange Commission

July 9, 2021

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

WHITE & CASE LLP